Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

COVID-19 Relief

Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)

This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).

The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Basic Company Information — §227.201(a)

Company Legal Name:	Flatland, LLC
Jurisdiction of Organization:	Michigan
Date of Organization:	05/23/2016
Form of Organization:	Limited Liability Company
Physical Address:	4157 Tall Timber Dr. NW, Walker, MI 49534
Issuer Website:	www.flatland3d.com

Directors and Officers of the Company — §227.201(b)

Name:	Title:	Start Date:
Nicholas Klimas	Owner/Operator	03/2016
Steven Silva	Owner/Operator	03/2016

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares — §227.201(c)

Name of Holder	Share Class	Percentage Held
Nicholas Klimas	Membership Interest	50%
Steven Silva	Membership Interest	50%

Description of Company's Business — §227.201(d)

Founded in 2016 by two avid skateboarders and mechanical engineers, flatland3d designs and sells accessories for electric skateboard riders.

We began with a single product, our Bash Guard for Boosted Boards, which brought us viral growth within our space. Since its inception, it has seen several product iterations, and allowed us to expand into many other e-skate (electric skateboard) focused accessories.

Our current top seller is our E-Skate Glove, which we designed in collaboration with Knox Armor. This safety product protects e-skate and other PEV (Personal Electric Vehicle) riders' wrists and hands in a crash, replacing bulky wrist guards that interfere with safe and comfortable use of an e-skate remote, camera, or smartphone.

We have built a reputation of bringing highly functional, practical products to market as well as providing stellar customer service.

Please refer to business plan document attached under Exhibit G.

Number of Employees — §227.201(e)

Number of Employees:	2

Risks & Disclosures — §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in companies without sound liquidity such as Flatland, LLC (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or

3

cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:
- Local, regional, national, or global economic recessions.
- Domestic or international tax policy changes.
- Wars, natural disasters and other potential crisis.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Target Offering Amount and Deadline — §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000	01/22/2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$249,000	First-Come First-Served

Purpose and Intended Use of Offering Proceeds — §227.201(i)

Purpose of the offering and description of intended use of funds:

$180,000 of this capital raise will be used to buy much needed inventory of our best selling product the Pro e-skate glove. We are currently purchasing this product at minimum order quantities of 2,000 pair and are selling out almost immediately. Once we sell out, we place an order for the next batch which has a 3-6-month lead time which causes dips in revenue. Placing a larger purchase order with the raised funds would allow us to continue selling gloves while we develop new products and place future orders. Our current glove yields a 65% net profit margin and with this investment we would be able to buy 9,000 pair instead of our normal sub 2,000. This purchase would yield just under $600k in revenue over the following 12 months. During that time our plan is to develop and expand our line of PEV safety products.

$25,000 of the capital raise would be to overhaul our website. Our current site works great for direct to consumer sales, but there are a few structural and esthetic issues that need to be addressed to maintain efficiency and relevance.

$20,000 of the capital raise would be for a structured and targeted marketing/advertisement campaign.

The remaining $24,900 of the capital raise would be for R&D of future safety products.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$0.00	$1,000.00
Portal Fees:	$1,500.00	$14,940.00
R&D of New Products:	$2,500.00	$20,000.00
Inventory:	$18,000.00	$180,000.00
Website Re-Vamp:	$2,000.00	$20,000.00
Marketing:	$1,000.00	$13,060.00
Total Proceeds:	**$25,000.00**	**$249,000.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? None

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate).

The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes — §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price, Ownership & Capital Structure — §227.201(l) & §227.201(m)

The Offering:

Company: Flatland, LLC
Address: 4157 Tall Timber Ave NW, Grand Rapids, MI 49534
State of Organization: Michigan
Date Company was Formed: 05/23/2016

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $249,000.00
Security Type: Revenue Share
Revenue Share Percentage: 10%
Payment Frequency: Annually
Security Purchase Price: $1.00
Payback Multiple: 2.5
Maturity Duration: 5 years
Shareholder Voting Rights: None
Shareholder Voting Right Limitations: None

7

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Membership Interest	100%	100%	Yes

Summary of differences between security offered and outstanding securities:

The only securities are listed in the Partnership Agreement between the two owners.

Additional Risk Statements:

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Capital Resources and Material Terms of Debt - §227.201(p)

We currently have a PayPal Working Capital Loan that we opened on February 8, 2020. The initial loan amount was $77,371. It has an outstanding balance of $64,817.71. We make payments of 25% of each PayPal transaction as repayment.

Other Exempt Offerings within the Last 3 Years - §227.201(q)

None

Transactions between the Company and "Insiders" - §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

We are revenue positive with $250k in annual sales.
Our Pro glove has a 70% net profit margin and we cannot keep up with demand.

The growing trend of personal electric vehicle use and the popularity of "green" transportation has impacted us positively. The PEV market is growing rapidly which has really benefited us financially.

Our historical sales and demand for our pro glove has been overwhelmingly positive. People love riding personal electric vehicles, but they want to do it safely while protecting important assets on their body from injury. This safety focused mindset from riders has allowed us to experience huge success and demand within our space. Example: we are receiving 4000 pairs of our pro glove at the end of the month, and they are already sold out. An injection of capital is what we need to take us to that next level and scale our operation.

Our lack of growth between 2018 to 2019 is due solely on the lack of obtained supply of our pro glove. We could not afford large enough orders to keep up with demand, so we were left with many months of the year being "out of stock" and ultimately turning down customers. Our plan for 2021 is to secure enough inventory to meet our demand. We plan to sell 10,000 pair of gloves in 2021 which equates to $600k in revenue. In parallel, we will also expand our product line as well as our reach via targeted marketing campaigns.

Financial Projections:

Short term goal would be to place a larger purchase order of gloves which yield our highest margin and are extremely popular. We would sell 9000 pair of gloves through the remainder of 2020 and 2021 which would yield $585,000 in revenue. This would allow us to continue selling gloves without going out of stock while continuing to develop our full line of PEV tailored safety products.

Our long-term goal would be In parallel to selling our current line of gloves, develop new safety equipment products, targeting a mid 2021 launch.

Future products:
- New line of gloves / wrist protection (own design and manufacturing)
- Helmet
- Night riding glasses
- Knee / Elbow protection
- Spine / Shoulder / Chest
- Hip / Tailbone

Current "competitors" are really only gear designed for other uses. flatland3d is poised to be the leader in PEV centered safety gear.

Historical Issuer Financial Statements - §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events - §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report. Once posted, the annual report can be found on the company's website at www.flatland3d.com/my-account.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not previously failed to file the reports required by Regulation CF associated with prior raises.